Filed by Barclays PLC Pursuant to

Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14d-2 under the

Securities Exchange Act of 1934

Subject Companies:

Barclays PLC

(Commission File No. 1-09246)

Barclays Bank PLC

(Commission File No. 1-10257)

ABN AMRO Holding N.V.

(Commission File No. 1-14624)

ABN AMRO Bank N.V.

(Commission File No. 1-14624-05)

Marcus Agius Barclays PLC Chairman 1 Churchill Place London E14 5HP

Dear Shareholder

You will have seen that we announced on Monday, 23 April, our agreement to merge with ABN AMRO, an international bank based in the Netherlands. This is a major proposal for Barclays and one which we believe will provide significant value for shareholders. I am writing to you in order to help you understand what this means for Barclays and for you, its owners.

Barclays has been very successfully delivering on its strategy. It has had four years of record growth and now draws 50 per cent of its profit from outside the UK. Combining with ABN AMRO provides a significant opportunity to accelerate this strategy, increasing Barclays geographic reach and product capabilities, and generating sustained growth and additional value for our customers and shareholders. Our combined geographic reach will ensure exposure to both developed and high growth developing economies.

Barclays has a strong management team, with a track record of delivering for shareholders. It is this which gives us the confidence to believe that we can successfully combine the Barclays and ABN AMRO businesses, realising savings and positioning the combined enterprise for growth.

Overview of the merger

Barclays PLC will be the holding company of the combined group and will continue to be listed on the London Stock Exchange, New York Stock Exchange and the Tokyo Stock Exchange. We will also apply for a secondary listing on Euronext Amsterdam. Barclays PLC is expected to remain UK tax resident so that the tax treatment of your dividends is not impacted.

The combined group will be managed in accordance with UK Corporate Governance principles, with a single Board comprised of Executive and Non-Executive Directors. Arthur Martinez, current Chairman of ABN AMRO’s Supervisory Board, will be the Chairman and I will be the Deputy Chairman. John Varley will be the Chief Executive Officer, and Bob Diamond, Barclays current President, will be President of the combined group.

As is the case already in Barclays, there will be two principal business groupings within the combined group. Global Retail and Commercial Banking (GRCB) and Investment Banking and Investment Management (IBIM). The enlarged GRCB will be led by Frits Seegers, who is currently Chief Executive of Barclays GRCB and will be headquartered in Amsterdam although the UK retail and commercial business will continue to be run from the UK. The enlarged IBIM will be led by Bob Diamond and will be headquartered in London.

The head office of the combined business will be in the Netherlands although the UK Financial Services Authority will continue to be the lead supervisor of the Barclays group.

The combined group will present its financial statements in Euros and shareholders will be able to receive dividends in either Sterling or Euro. It is expected that the dividend policy for the combined group will be in line with Barclays current practice.

Barclays PLC. Registered in England. Registered No. 48839. Registered Office: 1 Churchill Place, London E14 5HP.

Barclays will be paying for the transaction by issuing new Barclays ordinary shares to the ABN AMRO ordinary shareholders. At the time of the announcement, the offer valued ABN AMRO at approximately €67 billion.

You may be aware that there is the possibility of a rival bid from a consortium of banks. The two offers are in stark contrast. On the one hand, Barclays and ABN AMRO are seeking to build one of the best banks in the world in a deal recommended by the management of both companies. The other bid would seek to break up ABN AMRO into a number of different pieces.

ABN AMRO

ABN AMRO is a prominent international bank serving personal customers and commercial clients in local markets and focusing globally on multinational corporations and financial institutions, as well as private clients. ABN AMRO ranks eighth in Europe and 13th in the world based on total assets, with more than 4,500 branches in 53 countries and a staff of more than 105,000. Further information about ABN AMRO can be found on the ABN AMRO website www.abnamro.com.

As in the case of Barclays, ABN AMRO has a long history in relationship banking. And that is not the only similarity between the two banks. We have similar views on strategy, on how best to serve customers, and on which markets have the highest growth potential. And we share the same ambition - to be a leading universal bank. We complement each other strongly, both in products and geographies.

The enlarged group and our strategy

It is important to realise that the proposed merger is a continuation - in fact, an acceleration - of our existing strategy. The proposed combination of ABN AMRO and Barclays will create one of the world’s leading universal banks. Universal banking is the model best equipped for success in an industry where customer needs are converging and where demand-led growth will be significant across the globe.

The combined group will be large. But this merger is not about size. It is capability that customers look for when choosing a bank. It is growth that you as shareholders look for when investing. The merger moves us forward - sharply - in terms of both capability and growth.

In the retail business of the enlarged group, we will serve 47 million customers around the world, almost double the number we currently serve in Barclays. It will enable us to serve our customers in more locations and with an expanded range of products. In our investment banking, investment management and wealth businesses, we will become respectively a top five, number one and top 10 player in the global league. So this is a genuinely transformational transaction for us and it will extend significantly our global footprint, with ABN AMRO bringing well positioned businesses in the Netherlands, Italy, Brazil and across Asia.

ABN AMRO has agreed to sell its US retail and commercial bank, LaSalle Bank Corporation, for US$21bn. The excess capital released by this transaction is expected to enable approximately €12bn to be distributed to shareholders of the combined group, primarily through share buybacks after completion of the merger.

Merger process and timetable

Monday’s announcement is only the start of the merger process. We now have to get the support of regulators before we can issue documentation to Barclays shareholders seeking your approval to the merger. We currently expect to send this documentation to shareholders in July 2007, with an Extraordinary General Meeting to approve the merger in August 2007. There are a number of conditions that have to be met first which are set out in an agreement between Barclays and ABN AMRO but we expect the proposed merger to complete during the fourth quarter of 2007.

In the meantime, if you would like further information about the merger, please look on our website at www.barclays.com where there are further details or contact the Shareholder Helpline on 0870 609 4535.

Monday’s announcement came at the end of several weeks of intensive and detailed discussions and, as I am sure you will have seen, a lot of media speculation. It has been a tough few weeks. But I am very pleased with the outcome so far.

Yours sincerely

Marcus Agius Chairman

This filing shall not constitute an offer to sell or buy or the solicitation of an offer to buy or sell any securities, nor shall there be any sale or purchase of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The availability of the offer to persons not resident in the United States, the Netherlands and the United Kingdom may be affected by the laws of the relevant jurisdictions (the “Restricted Jurisdictions”). Such persons should inform themselves about and observe any applicable requirements.

The offer will not be made, directly or indirectly, in any Restricted Jurisdiction unless by means of lawful prior registration or qualification under the applicable laws of the Restricted Jurisdiction, or under an exemption from such requirements including, in the case of the US, except by means of a prospectus meeting the requirements of Section 10 of the US Securities Act of 1933, as amended. Accordingly, copies of this announcement are not being, and must not be, mailed or otherwise distributed or sent in, into or from such Restricted Jurisdiction. Persons receiving this announcement (including, without limitation, custodians, nominees and trustees) must not distribute, mail or send it in, into or from any Restricted Jurisdiction, and so doing may render any purported acceptance of the offer invalid.

Future SEC Filings and this Document: Important Information

In connection with the proposed business combination transaction between Barclays PLC (“Barclays”) and ABN AMRO Holding N.V. (“ABN AMRO”), Barclays expects it will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4, which will constitute a prospectus, as well as a Tender Offer Statement on Schedule TO and other relevant materials. In addition, ABN AMRO expects that it will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 and other relevant materials. Such documents, however, are not currently available. YOU ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain a free copy of such filings without charge, at the SEC’s website (www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from Barclays and ABN AMRO, without charge, once they are filed with the SEC.

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of ABN AMRO’s and Barclays plans and their current goals and expectations relating to their future financial condition and performance and which involve a number of risks and uncertainties. ABN AMRO and Barclays caution readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘aim’, ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the consummation of the business combination between ABN AMRO and Barclays within the expected timeframe and on the expected terms (if at all), the benefits of the business combination transaction involving ABN AMRO and Barclays, including the achievement of synergy targets, ABN AMRO’s and Barclays future financial position, income growth, impairment charges, business strategy, projected costs and estimates of capital expenditure and revenue benefits, projected levels of growth in the banking and financial markets, the combined group’s future financial and operating results, future financial position, projected costs and estimates of capital expenditures, and plans and objectives for future operations of ABN AMRO, Barclays and the combined group and other statements that are not historical fact. Additional risks and factors are identified in ABN AMRO’s and Barclays filings with the SEC including ABN AMRO’s and Barclays Annual Reports on Form 20-F for the fiscal year ending December 31, 2006, which are available on ABN AMRO’s website at www.abnamro.com and Barclays website at www.barclays.com respectively, and on the SEC’s website at www.sec.gov.

Any forward-looking statements made by or on behalf of ABN AMRO and Barclays speak only as of the date they are made. ABN AMRO and Barclays do not undertake to update forward-looking statements to reflect any changes in expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that ABN AMRO and Barclays have made or may make in documents they have filed or may file with the SEC.

Nothing in this announcement is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per ABN AMRO or Barclays share for the current or future financial years, or those of the combined group, will necessarily match or exceed the historical published earnings per ABN AMRO or Barclays share.